UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PMC-Sierra, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69344F106

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69344F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,697,171

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,697,171

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.90%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,965,880

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,965,880

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,965,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.99%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,389,179

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,389,179

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,389,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.71%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,334

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 22,334

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 242,717

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 242,717

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,717

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 217,258

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 217,258

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 278,402

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 258,133

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 258,133

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,187

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 115,187

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,187

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 232,888

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 232,888

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,888

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,408

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 326,408

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,766

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 35,766

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,766

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,697,171

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,697,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.90%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,697,171

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,697,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.90%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the seventh amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 17, 2012 and amended by Amendment No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 filed by the Reporting Persons with the SEC on November 9, 2012, January 11, 2013, August 1, 2013, February 28, 2014, May 11, 2015 and May 14, 2015 (the “Statement”) with respect to the common stock, $0.001 par value (the “Shares”), of PMC-Sierra, Inc. (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 9,697,171 Shares for total consideration (including brokerage commissions) of $65.9 million derived from their working capital.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 9,697,171 Shares, constituting approximately 4.90% of the outstanding Shares. The percentage of Shares owned is based upon 197,891,832 Shares reported to be outstanding on April 29, 2015, as set forth in the Company’s Annual Report on Form 10-Q for the period ended March 28, 2015. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	2,613,019	1.32%	Sole
MC I	1,965,880	0.99%	Sole
MC II	3,389,179	1.71%	Sole
RFP	22,334	0.01%	Sole
RCP	242,717	0.12%	Sole
RH 1	217,258	0.11%	Sole
RI IX	278,402	0.14%	Sole
RI XV	258,133	0.13%	Sole
RI XVI	115,187	0.06%	Sole
RI XX	232,888	0.12%	Sole
RI XXIII	326,408	0.16%	Sole
RI XXIV	35,766	0.02%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 2,613,019 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 7,084,152 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares. Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.

(c) Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days not previously reported.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) The Reporting Persons ceased to be beneficial owners of more than 5 percent of Shares on July 24, 2015.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit A - Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2015

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL COAST PARTNERS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RH FUND 1, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS XV, L.P.

RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXIII, L.P.

RELATIONAL INVESTORS XXIV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder